

March 15, 2012

Via E-mail
Katsunori Nagayasu
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2011**
> **Filed July 28, 2011**
> **Form 6-K Filed January 23, 2012**
> **File No. 000-54189**

Dear Mr. Nagayasu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Item 3. Key Information, page 4

D. Risk Factors, page 7

If the global economy deteriorates again, our credit-related losses may increase…, page 8

1.   We note that Moody's Investors Service downgraded your credit ratings in
        August 2011. Please revise your risk factor disclosure to clarify whether the downgrade

has adversely impacted your borrowing costs or triggered any collateral obligations under derivative contracts. If it triggered any additional collateral obligations, please quantify the amount in your disclosure.

We may suffer additional credit-related losses in the future…, page 9

2.   We refer to your disclosure on page 8 regarding the continued impact of the March 2011 earthquake, which includes financial support for electric utilities. We also note from recent media reports that Tokyo Electric Power Co. (Tepco) and the government-run nuclear compensation fund have asked major creditors to provide ¥1 trillion in financial support. In future filings, please expand your risk factor disclosure to quantify your exposure to Japanese electric utilities.

Because of our loans to consumers and our shareholdings in companies…, page 11

3.   We note from your disclosure that the Interest Rate Restriction Law has required lending institutions to lower the interest rates charged to borrowers and that the law has "significantly reduc[ed] business opportunities for the affected consumer financing companies." Please revise your disclosure in future filings to quantify how the regulatory reform that you describe in this risk factor has impacted your interest income.

Item 4. Information on the Company, page 20

B. Business Overview, page 23

Loans, page 26

4.   We note your disclosure here and on page 59 regarding eased conditions and preferential interest rates on loans to those affected by the March 2011 earthquake. Please provide proposed disclosure to be included in future filings that explains these programs in greater detail, including disclosure that quantifies the number of customers to whom you have given this support and the resulting impact, if material, on your operations. Additionally, we note from your disclosure on page 54 that industrial production decreased significantly after March 2011. Given that manufacturing loans represent over ten percent of your total outstanding loans, please clarify the extent to which the manufacturing slowdown has adversely impacted your loans.

Supervision and Regulation, page 33

United States, page 39

5.   We refer to your disclosure on page 42 describing the likelihood that certain aspects of the Dodd-Frank Act, other than the Volcker Rule, "could have a material impact on the structure and activities of, and prudential standards applicable to, [y]our operations."

Please expand your disclosure in future filings to address the components of Dodd-Frank that you expect to materially impact your operations. Please quantify, to the extent quantifiable, the impact to your operations.

Operating Results, page 68

Allocated allowance for individual loans specifically identified for evaluation, page 91

6.   You have disclosed that impaired loans include "certain" nonaccrual loans and restructured loans. Additionally, we note from your disclosure on page F-41 that you have total impaired loans in the amount of ¥1.9 trillion as of March 31, 2011, versus total nonaccrual loans of ¥1.1 trillion. Please tell us, and clarify in future filings, the criteria that must be met in order for a nonaccrual and/or restructured loan to be considered impaired.

7.   We note that your banking subsidiaries may grant various concessions (modifications of loan terms) to troubled borrowers at the borrower's request, including reductions in the state interest rates, debt write-offs, and extensions of maturity dates. All of these loans are reported as either "restructured loans" or "nonaccrual loans". Please explain to us, and disclose in future filings, how you distinguish based upon these concessions on whether such loans should be classified as either a restructured or nonaccrual loan.

Liquidity, page 99

8.   It appears that you generally manage liquidity risk on a global basis at a consolidated level. Please tell us, and disclose in future filings, if, and if so how, you manage liquidity separately at your foreign and domestic non-bank and bank subsidiaries. As part of your revised disclosures, please provide further quantitative discussion of any liquidity metrics you may monitor at these different entities or on a consolidated basis and consider providing disclosure of the results of those metrics. In this regard, we note your discussion on page 160 that you and your major subsidiaries manage funding sources using various mechanisms, such as a liquidity gap, liquidity-supplying products and buffer assets. Thus, please consider providing quantitative disclosures of such assets and funding sources, at both the balance sheet date and average balances during the period.

Note 1 – Basis of Financial Statements and Summary of Significant Accounting…, page F-15

Loans, page F-18

9.   We note that you did not further disaggregate your residential portfolio segment into classes of financing receivables. Please tell us how you considered paragraphs ASC 310-10-55-16 through 55-18 and ASC 310-10-55-22 when determining that further disaggregation of this portfolio segment was not necessary. Confirm to us, if true, that

the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Allowance for Credit Losses, page F-20

10.   We note that you consider existing economic conditions in your unallocated allowance when determining the allowance for loan loss in your UNBC portfolio segment. Please tell us, and discuss in future filings, how you consider existing economic conditions in your other portfolio segments. Please refer to ASC 310-10-50-11B(a)(1)(ii). Additionally, please clarify how bank regulatory examination results and findings of internal credit examiners affect the unallocated allowance and clarify whether this factor is only relevant for the UNBC segment.

Note 22 – Obligations Under Guarantees and Other Off-Balance Sheet Instruments, page F-101

11.   We note your disclosure that the carrying amount of the liabilities related to guarantees and similar instruments discussed totaled ¥1,171,417 million and ¥1,904,425 million as of March 31, 2010 and 2011, respectively. However, this note also states that this amount excludes credit derivatives sold by MUFG Group since they are disclosed in Note 21. Therefore, please tell us and clarify your disclosure in future filing to discuss the guarantees and instruments comprising the largest components of this total.

Note 24 – Commitments and Contingent Liabilities, page F-117

Repayment of Excess Interest, page F-117

12.   In future filings, please quantify the potential liability exposure relating to your repayment of excess interest. Specifically, please either provide an estimated range of reasonably possible loss in excess of the amount accrued, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

Note 29 – Fair Value, page F-124

Market Valuation Adjustments, page F-127

13.   We note that you make credit risk adjustments which reflect your own creditworthiness to financial liabilities. In future filings, please quantify such adjustments to the extent material and describe in further detail the methodologies used to factor in your own credit risk into derivatives and other liabilities carried at fair value.

Form 6-K filed January 23, 2012

Exposure to Selected European Countries, page 7

14.   We note your disclosure about your exposure to certain European countries as of September 30, 2011. On January 6, 2012, the SEC's Division of Corporation Finance issued disclosure guidance relating to registrants' exposure to certain European countries, which among other things, enumerated the type of disclosure a registrant should consider providing. See CF Disclosure Guidance: Topic No. 4. In future filings, please revise your disclosure accordingly.

Note 2 – Investment in Morgan Stanley, page F-15

15.   We note your disclosure that upon Morgan Stanley qualifying for the equity method of accounting on June 30, 2011, you recognized the difference between the carrying value of the MUFG Group's investment in common stock from the underlying equity in net assets as goodwill. We also note that during the six-months ended September 30, 2011, you recognized ¥579.5 billion of other-than-temporary impairment for your investment in Morgan Stanley. Please respond to the following:

- Tell us the amount of goodwill recognized upon the initial recognition of your Morgan Stanley investment under the equity method.

- Provide additional background supporting your conclusion that the investment in Morgan Stanley was other-than-temporarily impaired as of September 30, 2011, which is less than 3 months after initial recognition under the equity method.

- Tell us how you measured the amount of the impairment charge recognized as of September 30, 2011.

Note 3 – Investment Securities, page F-17

16.   We note your disclosure on page F-19 that you recognized ¥149,477 million of impairment on marketable equity securities during the six-months ended September 30, 2011. However, we note that as of March 31, 2011, you had gross unrealized losses for your marketable equity securities of ¥56,750 million. Please clarify the drivers of the other-than-temporary impairment charge recognized on your marketable equity securities as of September 30, 2011. As part of your response, please clarify whether the losses were principally due to new securities purchased during the six-months ended September 30, 2011, or securities existing as of March 31, 2011. Additionally, given the other-than-temporary losses recognized on your marketable equity securities and the general economic conditions in Japan, please tell us how you concluded that your cost method investments were not required to be assessed for impairment as of September 30, 2011.

As part of your response, please tell us the last time that these investments were tested for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director